SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                        (AMENDMENT NO. 7)


               AMPAL - AMERICAN ISRAEL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


            Class A Stock, par value $1.00 per share
_________________________________________________________________
                 (Title of Class and Securities)


                           032015 10 9
_________________________________________________________________
              (CUSIP Number of Class of Securities)

                   Kenneth L. Henderson, Esq.
         Robinson Silverman Pearce Aronsohn & Berman LLP
                   1290 Avenue of the Americas
                    New York, New York  10104
                         (212) 541-2000

_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          January 2, 1998
_________________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
following:                                   [ ]

Check the following box if a fee is being paid with this
Statement:                                   [ ]

                          SCHEDULE 13D

CUSIP No. 032015-10-9
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                       (b)  [ ]
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS

     BK, AF
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
_________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           10,090,652

SHARES         _________________________________________________

BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               _________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           10,090,652

PERSON         _________________________________________________
               10   SHARED DISPOSITIVE POWER
WITH
                    0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,090,652
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.4%
_________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_________________________________________________________________
          This statement constitutes Amendment No. 7 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented by adding the following:

          (b) Rebar used margin loans via a margin account maintained with Oppenheimer & Co., Inc. and funds contributed by the Principals to make the open market purchases of the shares of Class A Stock reported herein.


Item 4.   Purpose of the Transaction

          This amendment is being filed to report the acquisition by Rebar of an additional 974,400 shares of the Issuer's Class A Stock, purchased since the filing of its most recent amendment to its Schedule 13D. The shares were acquired for investment purposes and in order to increase Rebar's equity stake in the Issuer. Other than as previously set forth in its Schedule 13D and amendments thereto, Rebar has no plans or proposals with respect to the Issuer's Class A Stock.


Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) Based on 23,807,385 shares of Class A Stock of the Issuer outstanding as set forth in its Annual Report on Form 10-Q for the fiscal quarter ended September 30, 1997, Rebar holds approximately 42.4% of the issued and outstanding Class A Stock of the Issuer.

          (c) Since the filing of its most recent amendment to its Schedule 13D, Rebar made the following purchases of Class A Stock in open market transactions:

Date                    No. Shares        Price per Share     Total Price
----                    ----------        ---------------   --------------
January 2, 1998           771,900             4.875         $ 3,763,012.50
December 29, 1997          10,000             4.875              48,750.00
December 23, 1997           3,000             4.9375             14,812.50
December 22, 1997           1,000             4.9375              4,937.50
December 22, 1997           3,000             4.875              14,625.00
December 19, 1997           1,600             4.9375              7,900.00
December 18, 1997          10,000             4.9375             49,375.00
December 18, 1997           7,500             4.9375             37,031.25
December 17, 1997          12,000             4.9856             59,827.20
December 16, 1997           2,900             4.9375             14,318.75
December 15, 1997          10,000             4.9375             49,375.00
December 12, 1997          10,000             4.9375             49,375.00
December 11, 1997           4,300             4.875              20,962.50
December 11, 1997          66,500             4.9375            328,343.75
December 10, 1997          10,000             4.9375             49,375.00
December 10, 1997          10,000             4.9375             49,375.00
December 10, 1997          10,000             4.9375             49,375.00
December 8, 1997            7,100             4.875              34,612.50
December 5, 1997           16,600             4.875              80,925.00
December 3, 1997            5,000             4.875              24,375.00
December 3, 1997            1,000             4.75                4,750.00
December 3, 1997            1,000             4.75                4,750.00
                          -------                           --------------
TOTALS:                   974,400                           $ 4,760,183.45

         (d) The information in Item 5 of Amendment No. 6 to the Schedule 13D is amended to state that the correct number of shares purchased by Rebar on May 16, 1997 was 694,400, for a total price of $3,485,888.

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       REBAR FINANCIAL CORP.


                                       By:/s/ Raz Steinmetz
                                          ----------------------
                                       Name:   Raz Steinmetz
                                       Title:  Vice President

Dated:  January 6, 1998